FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F __X__     Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
                               Yes ____     No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         The announcement on notice of Extraordinary General Meeting of Huaneng Power International, Inc. (the "Registrant") to be held on July 28, 2005, made by the Registrant in English on June 13, 2005.


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                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date: June 13, 2005





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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                       HUANENG POWER INTERNATIONAL, INC.
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)


                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Thursday, 28th July, 2005 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following special resolutions:

1. Proposal regarding the amendments to the articles of association of the Company (Note 1)

2. Proposal regarding the Rules of Procedures for Board Meetings of the Company (Note 2)

3. Proposal regarding the Rules of Procedures for Meetings of the Supervisory Committee (Note 3)


                                                     By Order of the Board
                                                           Huang Long
                                                            Director

Beijing, the PRC
13th June, 2005

Notes:

1. For details of the amendments, please see the announcement and Appendix I to the circular issued by the Company on 15th April, 2005 and 13th June, 2005 respectively.

2. Details of the Rules of Procedures for Board Meetings are set out in Appendix II to the circular issued by the Company on 13th June, 2005.

3. Details of the Rules of Procedures for Meetings of the Supervisory Committee are set out in Appendix III to the circular issued by the Company on 13th June, 2005.

4.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 28th June, 2005 are eligible to attend the Extraordinary General Meeting.

5.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 8th July, 2005.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

7.    Closure of H Share Register of Members

      The H share register of members of the Company will be closed from 28th June, 2005 to 27th July, 2005 (both days inclusive).

8.    Other Businesses

      (i) The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

            46/F., Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999

            Facsimile No.: (+86)-10-66491888

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                              Qian Zhongwei
(Executive director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Executive director)                     (Independent non-executive director)
Wang Xiaosong                            Liu Jipeng
(Non-executive director)                 (Independent non-executive director)
Na Xizhi                                 Wu Yusheng
(Non-executive director)                 (Independent non-executive director)
Huang Long                               Yu Ning
(Executive director)                     (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)